United States securities and exchange commission logo





                          May 3, 2024

       David Moss
       Chief Financial Officer
       INmune Bio, Inc.
       225 NE Mizner Blvd., Suite 640
       Boca Raton, FL 33432

                                                        Re: INmune Bio, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 1, 2024
                                                            File No. 333-279036

       Dear David Moss:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              David Manno, Esq.